Room 4561

July 6, 2006

Mr. Leonard M. Fertig
Chief Executive Officer
Futuremedia Public Limited Company
Nile House, Nile Street
Brighton, East Sussex BN1 1HW
England

Re: **Futuremedia Public Limited Company**
    Amendment No. 4 to Registration Statement on Form F-3 filed June 8, 2006
    File No. 333-131314

Dear Mr. Fertig:

We have reviewed your amended filing and have the following additional comments.

Amendment No. 4 to Registration Statement on Form F-3

1.   We note that Cornell Capital may elect to have the accrued interest under their
      convertible note converted into ordinary shares. Please provide us your analysis with
      respect to whether such discretion to receive ordinary shares or cash for interest that
      accrues in the future raises concerns as to the completion of your private placement prior
      to the filing of the registration statement. Pursuant to our guidance regarding the
      registration of securities underlying convertible and exercisable securities, it appears that
      the Cornell Capital maintains investment discretion with respect to the yet-to-be-accrued
      interest. Please refer to Interpretation 3S of the Securities Act Sections portion of the
      March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

2.   We note Section 3(a)(i)(B) of the convertible note that sets forth certain payment in cash
      obligations where conversion of the note would violate Section 3(a)(ii) of the note. Such
      a provision appears to be a material term of the note that should be described as
      necessary in your prospectus. Please provide an example of how this provision operates.
      It also appears that this provision allows Cornell Capital to demand cash repayment of
      the note at any time that Cornell Capital holds at least 4.9 percent of your ordinary
      shares.

Risk Factors

3.   Please provide a separate risk factor discussing the percentage ownership held by Cornell Capital as a result of the convertible notes issued to them from your recent private placements notwithstanding the 4.9 percent limit set forth in the applicable notes. Please discuss the risks relating to the significance of Cornell Capital's potential ownership interest in your company.

4.   Please provide a risk factor discussing the security interest in your assets held by investors in your April 2006 private placement of convertible notes.

We may issue additional securities which may be dilutive to our stockholders, page 12

5.   Please specifically discuss the dilutive nature of your recent private placements of notes that are convertible at discounts to the market price and the number of ADSs that are issuable with respect to such notes. Please concisely and comprehensively address the potential adverse effects of a substantial portion of your capitalization being convertible at discounts to fluctuating market prices. Please provide tabular disclosure illustrating the number of ADSs that may be issued at various market prices in order to inform investors of the potential effects of fluctuations in the market price on the number of ADSs you are obligated to issue.

We may not be able to continue to satisfy the applicable standards…, page 13

6.   We note your Form 6-K filed June 12, 2006 disclosing the continued listing determination by the Nasdaq Listings Qualifications Panel. We further note the last paragraph in this risk factor regarding the $1.00 minimum price per share requirement. Please reconcile your current failure to meet the minimum price with the recent continued listing determination.

The Offering, page 16

7.   Please provide tabular disclosure indicating the number of shares issuable upon conversion of the convertible note at various trading prices for your ADSs and the percentage of your outstanding such issuances would represent.

Information on Outstanding Shares, page 17

8.   We note your disclosure on page 18 regarding Cornell Capital's conversion of the convertible note issued in the December 2005 financing. If such conversion relates to the convertible note, the ADSs relating to the underlying ordinary shares of which you are registering in this registration statement for resale, please update your disclosure throughout to reflect this development. We further note your subsequent statement that "[a]fter closing of the $2,500,000 financing, up to an additional 18,784,020 ADSs may be

offered by Cornell for resale." This statement appears to refer to your December 2005 financing with Cornell Capital that has closed. Please explain or revise as appropriate.

Selling Shareholders, page 18

9.   The 99,978,876 ADSs you disclose as beneficially owned by Cornell Capital before the offering does not appear to correlate with the number of ADSs you detail in the related footnote. Please reconcile.

Where You Can Find More Information About Us, page 30

10.   We note your language incorporating by reference Exchange Act filings after the date of the initial filing of this registration statement and prior to the effectiveness of this registration statement pursuant to telephone interpretation H.69 of our July 1997 Manual of Publicly Available Telephone Interpretations. We further note your modification to the language set forth in the telephone interpretation in which you reference statements of express incorporation by reference. Such language appears crafted to accommodate the voluntary incorporation by reference of Form 6-K filings afforded by Item 6(c) of Form F-3. Your modification, however, would appear to inadvertently exclude other Exchange Act filings that are required to be incorporated by reference unless such filings also contained a statement of express incorporation by reference, which would appear to contravene the requirements of Item 6(a) of Form F-3. Please revise as appropriate.

11.   We note your incorporation by reference of Forms 20-F and certain Forms 6-K filed subsequent to the date of your prospectus and prior to the termination of the offering. Such language, however, does not appear to fully comply with the requirements of Item 6(b) of Form F-3. Please revise as appropriate.

Exhibit 5.1

12.   We note that you are also registering ordinary shares that have already been issued. However, counsel's opinion appears to only apply to ordinary shares that have yet to be issued. Please revise as appropriate. Please also update counsel's opinion as of a more recent practicable date.

*   *   *   *

As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Mark A. Dorff, Esq.
        Brown Rudnick Berlack Israels LLP
        Facsimile: + 44 20 7851 6100

        Daniel Gusenoff, Esq.
        Brown Rudnick Berlack Israels LLP
        Facsimile: (617) 856-8201